Exhibit 11.1

COMPUTATION OF EARNINGS (LOSS) PER SHARE
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEAR ENDED JUNE 30,
	2006	2005	2004
AVERAGE COMMON SHARES OUTSTANDING	1,123	1,114	1,107
AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	1,159	1,151	1,127
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$846	$4	$62
INCOME (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS:
Basic	$0.75	$0.00	$0.06
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$846	$4	$62
TOTAL INCOME (LOSS) PER COMMON SHARE:
Basic	$0.75	$0.00	$0.06
Diluted (1)	$0.73	$0.00	$0.05